Exhibit 12.1
PINNACLE WEST CAPITAL CORPORATION
COMPUTATION OF EARNINGS TO FIXED CHARGES
(dollars in thousands)

	Twelve Months Ended December 31,
	2010	2009	2008	2007	2006
Earnings:
Income from continuing operations attributable to common shareholders	$330,435	$233,349	$260,840	$283,370	$265,320
Income taxes	164,321	136,506	95,544	142,330	123,915
Fixed charges	248,664	241,568	224,453	213,531	203,899

Total earnings	$743,420	$611,423	$580,837	$639,231	$593,134

Fixed Charges:
Interest expense	$244,174	$237,527	$219,916	$209,354	$200,411
Estimated interest portion of annual rents	4,490	4,041	4,537	4,177	3,488

Total fixed charges	$248,664	$241,568	$224,453	$213,531	$203,899

Ratio of Earnings to Fixed Charges (rounded down)	2.98	2.53	2.58	2.99	2.90